

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2011

Peter Osborne
Interim Chief Financial Officer
Hansen Medical, Inc.
800 East Middlefield Road
Mountain View, California 94043

> **Re:** **Hansen Medical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **File No. 001-33151**

Dear Mr. Osborne:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements, page 95

Report of Independent Registered Public Accounting Firm, page 98

1.   We note that the audit report issued by PricewaterhouseCoopers LLP does not indicate the city and state where issued as required by Rule 2-02(a) of Regulation S-X. Please provide us with a copy of the manually signed audit report re-issued by that firm for inclusion in your December 31, 2010 Form 10-K and, in future filings, ensure that the audit reports included in your filings on EDGAR indicate the city and state where issued.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 4. Controls and Procedures, page 32

2.   Please amend your Form 10-Q to include the conclusions of the company's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant